File Number:          57529-0023-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

November 30, 2007

BY COURIER AND
FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Attention:       Mr. Russell Mancuso, Branch Chief

Dear Sirs:

Re:

MIV Therapeutics, Inc. (the "Company")
Registration Statement on Form S-1 filed October 25, 2007
SEC File No. 333-144587

          We write on behalf of the Company as their general and corporate counsel in response to the letter of November 16, 2007 from the Securities and Exchange Commission (the "Commission") commenting on the Registration Statement on Form S-1 (the "Registration Statement") filed October 25, 2007 with the Commission by the Company (the "Comment Letter").

          On behalf of the Company we confirm that we have now filed with the Commission, via the EDGAR system, Amendment No. 2 to the Registration Statement on Form S-1 (the "Amended Registration Statement") which updates the Registration Statement pursuant to the comments set out in the Comment Letter.

          On behalf of the Company we enclose with this letter two copies of the Amended Registration Statement, plus two copies that have been redlined to show the changes from the Company's most recent Registration Statement filing.

          On behalf of the Company we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the amended Registration Statement.

Comment:

1.        Please resolve the comments contained in our letter dated November 16, 2007 regarding your 10-K filed August 29, 2007 prior to requesting acceleration for this filing on Form S-1.

Response:

We confirm that the Company has already responded to the Commission, by way of separate letter, dated November 26, 2007, as filed on the EDGAR system, which provided for the Company's response to the Commission's subject November 16, 2007 comment letter and included therein the Company's draft Forms 10-KSB/A and 10-QSB/A consequent thereon. In this respect we confirm that it is hoped such response might be considered by the Commission in its review of the Company's Amended Registration Statement in order that the same will be finalized and filed prior to the Company requesting acceleration for this filing on Form S-1.

Comment:

2.        We note the disclosure in your registration statement and in the 8-K that you filed on October 25, 2007, that for the fiscal year ended March 31, 2005, BioSync Scientific had business with entities in Iran. We further note that you acquired BioSync Scientific in February 2007. Iran is identified as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with, Iran, including any business between BioSync Scientific and Iranian entities since you acquired BioSync Scientific. Describe any other Iran-related business, whether through distributors or other direct or indirect arrangements. Your response should describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided into Iran, as well as any agreements, commercial arrangements or other contacts with the Iranian government or entities controlled by that government.

Response:

We confirm, on behalf of the Company, that in November of 2006, and in anticipation of its acquisition by the Company in February of 2007, BioSync Scientific Pvt. Ltd. ("BioSync") ceased conducting business in the Middle East. We are informed that Biosync had sold a limited amount of base-metal stents and solid plastic tubes used in angioplasty to persons or entities in the Middle East in 2005 and 2006. In March of 2005, July of 2005 and November of 2005, BioSync sold an aggregate of $4,500 of its product to Doust Yass Saeed Co. Ltd., an Iranian company located in Tehran. In addition, in August of 2006 and October of 2006, BioSync sent some samples of its products to Mr. Mojtaba Sharifi Hosseini, who resides in Tehran, at no cost. In March of 2006, BioSync sold an aggregate of $15,220 of its product to Argon T.C. in Kuwait. Finally, in July of 2006, BioSync sent some samples of its products to Urannus Trading Company, located in Syria, for a total amount of $6.

We confirm, on behalf of the Company, that the Company, however, has not and will not conduct business in any country identified as a state sponsor of terrorism by the U.S. Department of State. The Company has no operations in any such country and, since its acquisition by the Company, BioSync has no business arrangements, direct or indirect, with any entity in any such country. Nor does the Company have any agreements, commercial arrangements or other contacts with a government of a country identified as a state sponsor of terrorism by the U.S. Department of State or entities controlled by that government.

Comment:

3.        Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Similar legislation relating specifically to investment in companies that do business with Iran has been proposed by several other states. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which the Iranian government, or persons or entities controlled by that government, receive cash or act as intermediaries in connection with your operations and contacts.

Response:

We confirm, on behalf of the Company, that the Company has no operations in, nor does it conduct business with, any entity identified as a state sponsor of terrorism by the U.S. Department of State. As indicated above, BioSync ceased conducting business with companies in the Middle East in November of 2006 and in anticipation of its acquisition by the Company. BioSync had sold approximately $4,500 of its product to an Iranian company in 2005 and had delivered samples of its products to a person in Iran in August and October of 2006 and a company in Syria in July of 2006. Since its acquisition by the Company, BioSync has had no business arrangements, direct or indirect, with any person or entity located in a country identified as a state sponsor of terrorism by the U.S. Department of State. The Company does not consider the amounts sold in Middle Eastern countries by BioSync prior to its acquisition by the Company to be material. As a result, the Company believes that there is no investment risk to the Company's investors from the prior business dealings of BioSync.

To the Company's knowledge, no government of a country in the Middle East, or persons or entities controlled by any such government, has received any cash to act as an intermediary in connection with the operations and contacts of BioSync prior to its acquisition by the Company.

Comment:

4.        We note the disclosure in the registration statement that BioSync Scientific continues to market its products in the Middle East. Please tell us whether you have customers in Syria, another country identified by the U.S. as a state sponsor of terrorism, and subject to U.S. economic sanctions and controls. If you have direct or indirect Syria-related business, please provide the same type of information regarding that business as is requested in the foregoing comments regarding any direct or indirect Iran-related business.

Response:

As indicated above, BioSync ceased conducting business with companies in the Middle East in November of 2006 and in anticipation of its acquisition by the Company. BioSync had sent some samples of its products to a company located in Syria for a nominal amount in July of 2006. However, since its acquisition by the Company, BioSync has had no business arrangements, direct or indirect, with any person or entity located in a country identified as a state sponsor of terrorism by the U.S. Department of State. To the Company's knowledge, the Syrian government, or persons or entities controlled by the Syrian government, have not received any cash to act as an intermediary in connection with the operations and contacts of BioSync.

We confirm that the Company has amended its Amended Registration Statement to remove the reference to the Middle East, which was inadvertently included in recent Registration Statement filing. The Company will also remove this reference from its Form 10-K for the year ended May 31, 2007, which is currently being reviewed by the Commission.

          If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

TJD/lmr
Enclosures

cc.             Jay Mumford

cc.            MIV Therapeutics Inc.
                 Alan P. Lindsay